UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

Commission File Number 1-13175

PREMCOR RETIREMENT SAVINGS PLAN

VALERO ENERGY CORPORATION
One Valero Way
San Antonio, Texas 78249

PREMCOR RETIREMENT SAVINGS PLAN

All other supplemental schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because they are not applicable or not required.

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Valero Energy Corporation Benefit Plans Administrative Committee:

We have audited the accompanying statements of net assets available for benefits of the Premcor Retirement Savings Plan (the Plan) as of December 31, 2013 and 2012 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i–Schedule of Assets (Held at End of Year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

San Antonio, Texas
June 26, 2014

PREMCOR RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2013	2012
Assets
Investments:
Mutual funds	$195,424,252	$165,100,391
Common/collective trust	50,752,105	52,014,707
Common stocks	32,490,857	22,677,784
Money market security	43,668	42,234
Total investments at fair value	278,710,882	239,835,116

Receivables:
Participant loans	5,387,118	5,245,337
Employer contributions	172,554	161,191
Participant contributions	656	1,216
Total receivables	5,560,328	5,407,744

Total assets reflecting all investments at fair value	284,271,210	245,242,860

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,376,014)	(2,618,549)

Net assets available for benefits	$282,895,196	$242,624,311

See Notes to Financial Statements.

PREMCOR RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2013	2012
Investment income:
Interest income	$226,359	$234,892
Dividend income	8,669,926	5,642,867
Net appreciation in fair value of investments	47,513,394	26,114,717
Total investment income	56,409,679	31,992,476

Contributions:
Participant	5,992,888	5,890,316
Employer	4,546,989	4,510,033
Total contributions	10,539,877	10,400,349

Total additions	66,949,556	42,392,825

Deductions:
Withdrawals by participants	(26,678,671)	(22,705,428)
Total deductions	(26,678,671)	(22,705,428)

Net increase in net assets available for benefits	40,270,885	19,687,397

Net assets available for benefits:
Beginning of year	242,624,311	222,936,914
End of year	$282,895,196	$242,624,311

See Notes to Financial Statements.

PREMCOR RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

General
The Premcor Retirement Savings Plan (the Plan) is a qualified profit-sharing plan covering Valero Energy Corporation’s eligible United States (U.S.) employees. (See “Eligibility and Participation” below for a description of employees eligible for participation in the Plan.) The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). As used in this report, the term “Valero” may refer, depending upon the context, to Valero Energy Corporation, one or more of its consolidated subsidiaries, or all of them taken as a whole.

The description of the Plan included in these notes to financial statements provides only general information. Participants should refer to the plan document for a complete description of the Plan’s provisions.

Plan Administration
Valero is the plan sponsor. Valero is an international manufacturer and marketer of transportation fuels, other petrochemical products, and power. As of December 31, 2013, Valero employed approximately 10,000 employees and its assets included 16 refineries with a combined total throughput capacity of approximately 3.1 million barrels per day, ten ethanol plants with a combined production capacity of 1.2 billion gallons per year, and a 50-megawatt wind farm. Approximately 7,400 outlets carry the Valero, Diamond Shamrock, Shamrock, and Beacon brands in the United States and the Caribbean; Ultramar in Canada; and Texaco in the United Kingdom and Ireland. Valero is a Fortune 500 company based in San Antonio, Texas. Through April 30, 2013, Valero also sold refined products through a network of company-owned and leased retail sites in the U.S. and Canada. As further described under “Separation of the Retail Business,” Valero completed the separation of its retail business on May 1, 2013.

Valero’s common stock trades on the New York Stock Exchange under the symbol “VLO.”

The Valero Energy Corporation Benefit Plans Administrative Committee (the Administrative Committee) consisting of persons selected by Valero is the administrator of the Plan. The members of the Administrative Committee serve without compensation for services in that capacity. Vanguard Fiduciary Trust Company (Vanguard) is the trustee and record keeper under the Plan and has custody of the securities and investments of the Plan through a trust.

Eligibility and Participation
Valero’s employees at its Port Arthur and Memphis Refineries represented by the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union and its Local 13-423 (Plant Group only), and the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union and its Local 9-00631, respectively, are eligible to participate in the Plan after completing six months of service. Participation in the Plan is voluntary.

Separation of the Retail Business
On May 1, 2013, Valero completed the separation of its retail business by creating an independent public company named CST Brands, Inc. (CST) and distributing 80 percent of the outstanding shares of CST common stock to Valero’s stockholders. Each Valero stockholder received one share of CST common stock

PREMCOR RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

for every nine shares of Valero common stock held at the close of business on the record date of April 19, 2013. On November 14, 2013, Valero disposed of its 20 percent retained interest in CST.

The CST common stock held by the Plan as a result of this distribution was a frozen investment and no additional contributions or earnings could be made or allocated to acquire additional shares of CST common stock. Effective April 30, 2014, all shares of CST common stock were liquidated from a participant’s account, and the cash proceeds were invested according to the participant’s investment elections as of May 1, 2014.

Contributions
Participants can make pre-tax contributions from 1 percent to 50 percent of their annual eligible compensation as defined in the plan document, subject to certain limitations under the Internal Revenue Code of 1986, as amended (the Code). Participants may also make designated Roth 401(k) contributions to the Plan, which are included in the participant’s gross income at the time of the contribution. Participants also can elect to make after-tax contributions up to 5 percent of their eligible compensation; however, Valero does not match these contributions. Total participant contributions cannot exceed 50 percent of eligible compensation.

Any employee can make rollover contributions and eligible Roth 401(k) rollover contributions to the Plan. Rollover contributions for the year ended December 31, 2013 totaled $93,731 and are included in participant contributions in 2013. There were no rollover contributions for the year ended December 31, 2012.

The Code establishes an annual limitation on the amount of individual pre-tax and/or Roth 401(k) salary deferral contributions. This limit was $17,500 and $17,000 for the years ended December 31, 2013 and 2012, respectively. Participants who attained age 50 before the end of the year were eligible to make catch-up contributions of up to $5,500 for each of the years ended December 31, 2013 and 2012.

Valero matches 200 percent of the first 3 percent of eligible compensation that a participant contributes on a pre-tax basis or as a Roth 401(k) contribution to the Plan. Valero also matches 100 percent of eligible compensation above 3 percent up to a maximum of 6 percent that union participants at the Port Arthur Refinery contribute to the Plan. Employer contributions are made in cash and are invested according to the investment options elected for participant contributions.

Participant Accounts
Individual accounts are maintained for each participant. Each participant’s account is adjusted to reflect participant contributions, employer contributions, withdrawals, income, expenses, gains, and losses attributable to the participant’s account.

Vesting
Participants are vested 100 percent in their individual participant contribution accounts at all times. Participants vest in their employer matching contribution accounts at the rate of 20 percent per year and are 100 percent vested after five years of service.

Forfeitures
The Plan provides that if a participant incurs a break in service prior to becoming vested in any part of his employer account, the participants’ prior continuous service will not be disregarded for purposes of the Plan until the break in service equals or exceeds five successive years. Upon a participant’s termination of

PREMCOR RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

employment for other than death, total and permanent disability, or retirement on or after age 60, the nonvested portion of the participant’s employer account is forfeited. In the event the participant is reemployed prior to incurring a break in service of five successive years, any amounts forfeited under this provision will be reinstated.

Forfeited nonvested accounts of terminated participants can be used to pay the Plan’s administrative expenses or reduce employer contributions. Employer contributions for the years ended December 31, 2013 and 2012 were reduced by $7,650 and $20,355, respectively, from forfeited nonvested accounts. As of December 31, 2013 and 2012, forfeited nonvested accounts available to reduce future employer contributions were $7,975 and $8,444, respectively.

Investment Options
Participants direct the investment of 100 percent of their participant and employer contributions and may transfer existing account balances to any of the investment options offered. The investment options include mutual funds, a common/collective trust, Valero common stock, and a money market security.

Participants may not designate more than 20 percent of their contributions to be invested in Valero common stock. Transfers into Valero common stock will not be permitted to the extent a transfer would result in more than 50 percent of the aggregate value of the participant’s account being invested in Valero common stock.

Each Vanguard Target Retirement Fund is designed to reach the asset allocation of the Vanguard Target Retirement Income Fund (Income Fund) about seven years after its target date. As each Vanguard Target Retirement Fund completes this process, Vanguard expects to merge it into the Income Fund.

Withdrawals and Distributions
A participant may withdraw any after-tax contributions and under certain circumstances may withdraw pre-tax contributions after submitting a request to Vanguard. A participant may withdraw up to 100 percent of his vested matching contribution account. Withdrawals of pre-tax contributions or designated Roth 401(k) contributions before employment ends are limited to hardship withdrawals, under which certain criteria must be met, or attainment of age 59½.

Upon a participant’s death, total and permanent disability, or retirement on or after age 60, the participant or the beneficiary of a deceased participant is entitled to a distribution of the entire value of the participant’s account and employer account regardless of whether or not the accounts are fully vested. Upon a participant’s termination for any other reason, the participant is entitled to a distribution of only the value of the participant’s account and the vested portion of the participant’s employer account. Distributions resulting from any of these occurrences may be received in a single sum. Alternatively, a participant or beneficiary may elect to receive this distribution in the form of equal monthly installments over a period not to exceed fifteen years. In addition, when the value of a distribution to a participant exceeds $1,000, the distribution to a participant who has terminated employment prior to his death, disability, or normal retirement age may be made only with the participant’s consent.

Terminated participants may elect to have the Plan trustee hold their accounts for distribution to them at a date not later than April 1 of the calendar year after which they attain age 70½. In this event, terminated

PREMCOR RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

participants continue to share in the income, expenses, gains, and losses of the Plan until their accounts are distributed.

The Plan allows participants who are called to active duty military service and who are on military leave for a period of 179 days or more to make withdrawals of all or any portion of their account.

Participant Loans
Participants may borrow, subject to certain limitations, amounts credited to their pre-tax contribution account or designated Roth 401(k) contribution account. The maximum loan amount a participant may have outstanding is restricted to the lesser of:

(a)
$50,000, reduced by the excess of (i) the highest outstanding balance of the participant’s loans during a one-year period over (ii) the participant’s then currently outstanding loan balance on the day any new loan is made, or

(b)	one-half of the current value of the participant’s vested interest in his Plan accounts.
The term of any loan may not exceed five years unless the loan is for the purchase of a participant’s principal residence, in which case the term may be longer than five years. Effective January 1, 2010, the repayment period for a loan used to acquire a participant’s principal residence may be up to 15 years. The balance of the participant’s account and vested portion of his employer account serve as security for the loan. Loans bear interest at a reasonable rate as established by the Administrative Committee, presently at prime plus 1%. As of December 31, 2013, interest rates on outstanding participant loans ranged from 4.25% to 9.25% and maturity dates ranged from January 2014 to November 2028. Loan repayments of principal and interest are made through payroll deductions or as otherwise determined. A participant may continue to make loan repayments following termination of employment pursuant to procedures established by Valero.

Plan Expenses
Plan administrative expenses, including trustee fees and administrative fees, may be paid by the Plan unless paid by Valero. Valero also provides certain other services at no cost to the Plan. Investment expenses relating to individual participant accounts, such as investment management expenses, have been deducted from interest income or dividend income. Individual participant transaction fees, such as overnight delivery fees, redemption fees, and annual loan maintenance fees, are deducted from the respective participant’s account and are included in withdrawals by participants.

2.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP).

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

PREMCOR RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

Management has evaluated events that occurred after December 31, 2013 through the date these financial statements were available to be issued on June 26, 2014. Any material subsequent events that occurred during this time have been properly recognized or disclosed in these financial statements.

Significant Accounting Policies
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the amounts of assets and changes therein reported in the financial statements and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments
The Plan’s investments are stated at fair value as described in Note 4.

Income Recognition
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net appreciation (depreciation) in fair value of investments consists of net realized gains and losses on the sale of investments and net unrealized appreciation (depreciation) of investments.

Participant Loans
Participant loans are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are expensed when they are incurred and are reflected in withdrawals by participants. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. A participant loan that has been defaulted upon and not cured within a reasonable period of time may be deemed a distribution from the Plan. The participant loan balance is reduced and withdrawals to participants are increased after the participant makes final withdrawal from the Plan.

Withdrawals by Participants
Withdrawals by participants are recorded when paid.

Risks and Uncertainties
The Plan’s investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

PREMCOR RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

3.	INVESTMENTS

Investments that represent 5 percent or more of the Plan’s net assets available for benefits are as follows:

	December 31,
	2013	2012
Vanguard Retirement Savings Trust (contract value of $49,376,091 and $49,396,158, respectively)	$50,752,105	$52,014,707
Valero Energy Corporation common stock	30,489,794	22,677,784
Vanguard Windsor II Fund Investor Shares	27,086,513	22,744,852
Vanguard PRIMECAP Fund Investor Shares	27,061,731	22,057,391
Vanguard Wellington Fund Investor Shares	26,947,763	24,535,779
Vanguard 500 Index Fund Signal Shares	16,270,433	13,050,926
Vanguard Morgan Growth Fund Investor Shares	15,839,250	13,034,674
Vanguard Total Bond Market Index Fund Investor Shares*	11,813,900	15,719,485
_______________

*	As of December 31, 2013, this investment was less than 5 percent of the Plan’s net assets available for benefits but is shown in this table for comparative purposes only.

The Plan’s investment in shares of Valero common stock represents 10.9 percent and 9.5 percent of total investments at fair value as of December 31, 2013 and 2012, respectively. The closing price for Valero common stock was $50.40 and $34.12 on December 31, 2013 and 2012, respectively. As of June 20, 2014, the closing price for Valero common stock was $57.36.

During the years ended December 31, 2013 and 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	Years Ended December 31,
	2013	2012
Common stock	$12,899,109	$9,097,702
Mutual funds	34,614,285	17,017,015
Net appreciation in fair value of investments	$47,513,394	$26,114,717

For the years ended December 31, 2013 and 2012, dividend income included $549,963 and $446,304, respectively, of dividends paid on Valero common stock.

Certain events could limit the ability of the Plan to transact at contract value with the issuers of the contracts held by the Vanguard Retirement Savings Trust. These events include, but are not limited to, layoffs, bankruptcy, plant closings, plan termination, mergers, and early retirement incentives. These events may cause liquidation of all or a portion of a contract at a market value adjustment. As of December 31, 2013, the occurrence of any of these events, which could limit the Plan’s ability to transact at contract value with participants, is not considered probable.

PREMCOR RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

4.	FAIR VALUE MEASUREMENTS

A fair value hierarchy (Level 1, Level 2, or Level 3) is used to categorize fair value amounts based on the quality of inputs used to measure fair value. Accordingly, fair values determined by Level 1 inputs utilize unadjusted quoted prices in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs are based on quoted prices for similar assets or liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability. Level 3 inputs are unobservable inputs for the asset or liability for which there is little, if any, market activity at the measurement date. The Plan uses appropriate valuation techniques based on the available inputs to measure the fair values of its applicable assets and liabilities. When available, the Plan measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value.

The valuation methods used to measure the Plan’s financial instruments at fair value are as follows:

•	Common stocks and mutual funds are measured at fair value using a market approach based on quotations from national securities exchanges and are categorized in Level 1 of the fair value hierarchy.

•	The money market security represents interest-bearing cash and is therefore categorized in Level 1 of the fair value hierarchy.

•
The Vanguard Retirement Savings Trust, a common/collective trust which primarily holds investments in fully benefit-responsive contracts, is stated at fair value as determined by the issuer of the fund and is categorized in Level 2 of the fair value hierarchy. The fair value of the Vanguard Retirement Savings Trust is calculated by the issuer using a discounted cash flow model, which considers (i) recent fee bids as determined by recognized dealers, (ii) discount rate, and (iii) the duration of the underlying portfolio securities. The fair value of the Plan’s investment in the Vanguard Retirement Savings Trust is based on its proportionate ownership of the underlying investments. There are no imposed restrictions as to the redemption of this investment.

PREMCOR RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

The tables below present information about the Plan’s assets measured at fair value on a recurring basis and indicate the fair value hierarchy of the inputs utilized to determine the fair values as of December 31, 2013 and 2012.

	Fair Value Measurements Using			Total as of December 31, 2013
	Level 1	Level 2	Level 3
Mutual funds:
Bond funds	$11,813,900	$—	$—	$11,813,900
Foreign funds	12,940,574	—	—	12,940,574
Large-cap funds	121,130,622	—	—	121,130,622
Mid-cap funds	11,788,787	—	—	11,788,787
Small-cap funds	20,082,589	—	—	20,082,589
Target date retirement funds	17,667,780	—	—	17,667,780
Common/collective trust	—	50,752,105	—	50,752,105
Common stocks:
CST Brands, Inc.	2,001,063	—	—	2,001,063
Valero Energy Corporation	30,489,794	—	—	30,489,794
Money market security	43,668	—	—	43,668
Investments at fair value	$227,958,777	$50,752,105	$—	$278,710,882

	Fair Value Measurements Using			Total as of December 31, 2012
	Level 1	Level 2	Level 3
Mutual funds:
Bond funds	$15,719,485	$—	$—	$15,719,485
Foreign funds	11,062,590	—	—	11,062,590
Large-cap funds	102,388,720	—	—	102,388,720
Mid-cap funds	9,564,476	—	—	9,564,476
Small-cap funds	12,993,097	—	—	12,993,097
Target date retirement funds	13,372,023	—	—	13,372,023
Common/collective trust	—	52,014,707	—	52,014,707
Common stock:
Valero Energy Corporation	22,677,784	—	—	22,677,784
Money market security	42,234	—	—	42,234
Investments at fair value	$187,820,409	$52,014,707	$—	$239,835,116

There were no transfers between Level 1 and Level 2 for assets held as of December 31, 2013 and 2012.

PREMCOR RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

5.	PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in mutual funds, a common/collective trust, and a money market security that are managed by an affiliate of Vanguard Fiduciary Trust Company, the Plan’s trustee. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. In addition, the Plan allows for loans to participants and investment in Valero’s common stock. Valero, the sponsor of the Plan and a party-in-interest to the Plan, provides accounting and administrative services at no cost to the Plan. These transactions are covered by an exemption from the “prohibited transactions” provisions of ERISA and the Code.

6.	PLAN TERMINATION

Although it has not expressed any intent to do so, Valero has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of any termination of the Plan or complete discontinuance of employer contributions, participants would become 100 percent vested in their employer accounts. If the Plan were terminated, the Administrative Committee would direct the trustee to distribute the remaining assets, after payment of all Plan expenses, to participants and beneficiaries in proportion to their respective balances.

7.	TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the plan sponsor by a letter dated March 20, 2014 that the Plan is designed in accordance with applicable sections of the Code. Although the Plan has been amended since receiving the determination letter, the plan sponsor believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code, and therefore believes that the Plan is qualified and the related trust is tax-exempt. The plan sponsor believes the Plan is not subject to tax examination for plan years prior to 2010.

PREMCOR RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Fully benefit-responsive investment contracts are recorded on the Form 5500 at fair value but are adjusted to contract value for financial statement presentation. Deemed distributions of participant loans are recorded on the Form 5500 upon default by participants; such amounts continue to be reported as participant loans in the financial statements until the participants’ termination and actual distribution from the Plan.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 Annual Return/Report of Employee Benefit Plan:

	December 31,
	2013	2012
Net assets available for benefits per the financial statements	$282,895,196	$242,624,311
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,376,014	2,618,549
Deemed distributions of participant loans	(13,498)	(48,978)
Net assets available for benefits per the Form 5500	$284,257,712	$245,193,882

The following is a reconciliation of investment income per the financial statements to the Form 5500 Annual Return/Report of Employee Benefit Plan:

	Years Ended December 31,
	2013	2012
Investment income per the financial statements	$56,409,679	$31,992,476
Adjustment from contract value to fair value for fully benefit-responsive investment contracts as of end of year	1,376,014	2,618,549
Adjustment from contract value to fair value for fully benefit-responsive investment contracts as of beginning of year	(2,618,549)	(2,370,278)
Investment income per the Form 5500	$55,167,144	$32,240,747

PREMCOR RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

The following is a reconciliation of deemed distributions of participant loans per the financial statements to the Form 5500 Annual Return/Report of Employee Benefit Plan:

	Years Ended December 31,
	2013	2012
Deemed distributions of participant loans per the financial statements	$—	$—
Deemed distributions of participant loans as of end of year	13,498	48,978
Deemed distributions of participant loans as of beginning of year	(48,978)	(72,068)
Deemed distributions of participant loans per the Form 5500	$(35,480)	$(23,090)

PREMCOR RETIREMENT SAVINGS PLAN
EIN: 74-1828067
Plan No. 010

Schedule H, Line 4i–Schedule of Assets (Held at End of Year)
As of December 31, 2013

Identity of Issue/Description of Investment	Current Value
Mutual funds:
Vanguard 500 Index Fund Signal Shares	$16,270,433
Vanguard Balanced Index Fund Investor Shares	7,924,932
Vanguard Explorer Fund Investor Shares	9,668,004
Vanguard International Growth Fund Investor Shares	12,940,574
Vanguard Mid-Cap Index Fund Investor Shares	11,788,787
Vanguard Morgan Growth Fund Investor Shares	15,839,250
Vanguard PRIMECAP Fund Investor Shares	27,061,731
Vanguard Small-Cap Index Fund Investor Shares	10,414,585
Vanguard Target Retirement 2010 Fund	1,507,891
Vanguard Target Retirement 2015 Fund	5,383,437
Vanguard Target Retirement 2020 Fund	2,617,960
Vanguard Target Retirement 2025 Fund	2,188,146
Vanguard Target Retirement 2030 Fund	997,600
Vanguard Target Retirement 2035 Fund	1,372,659
Vanguard Target Retirement 2040 Fund	620,358
Vanguard Target Retirement 2045 Fund	942,290
Vanguard Target Retirement 2050 Fund	909,733
Vanguard Target Retirement 2055 Fund	59,761
Vanguard Target Retirement 2060 Fund	261
Vanguard Target Retirement Income Fund	1,067,684
Vanguard Total Bond Market Index Fund Investor Shares	11,813,900
Vanguard Wellington Fund Investor Shares	26,947,763
Vanguard Windsor II Fund Investor Shares	27,086,513
Total mutual funds	195,424,252
Common/collective trust:
Vanguard Retirement Savings Trust	50,752,105
Common stocks:
CST Brands, Inc.	2,001,063
Valero Energy Corporation	30,489,794
Total common stocks	32,490,857
Money market security:
Vanguard Prime Money Market Fund	43,668
Participant loans (interest rates range from 4.25% to 9.25%; maturity dates range from January 2014 to November 2028)	5,387,118
$284,098,000
_____________________________________
All investments, except CST Brands, Inc., are party-in-interest to the Plan.
See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Valero Energy Corporation Benefit Plans Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PREMCOR RETIREMENT SAVINGS PLAN

	By	/s/ Donna M. Titzman
Donna M. Titzman
Chairman of the Valero Energy Corporation
Benefit Plans Administrative Committee
Senior Vice President and Treasurer, Valero Energy Corporation

Date: June 26, 2014